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FOR IMMEDIATE RELEASE         Contact - Guy T. Marcus
February 15, 1995             Vice President-Inv. Rel.
                              (214) 978-2691

                HALLIBURTON AND McDERMOTT CONCLUDE
                FORMATION OF SCOTTISH JOINT VENTURE

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) and J. Ray McDermott (NYSE-JRM) announced today that Halliburton's Brown & Root Energy Services business unit and McDermott Scotland, Ltd. have completed the formation of a new equally owned company which will operate their North Sea fabrication yards in the Highland Region of Scotland.

     The new company merges Brown & Root's fabrication yard at Nigg with McDermott's yard at Ardersier to form Brown & Root McDermott Fabricators Limited. The company, which is effective from January 31, 1995, will work with either owner for turnkey and large topside projects.

     Brown & Root McDermott Fabricators Limited will create economies of scale in an industry segment in need of rationalization, as well as give the owners the capability of providing a fully integrated range of construction services for the North Sea. The owners anticipate that the two yards will become more competitive, which should lead to increased business and job opportunities in the future.

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     More than 1,000 people are employed at Nigg and about 600 at
Ardersier on current contracts.  Brown & Root McDermott
Fabricators will complete these projects and seek new business opportunities.

     J. Ray McDermott is a worldwide marine construction company.

Its services include design, fabrication, transportation, and installation of new and refurbished offshore platforms, installation of offshore pipelines, and design and installation of subsea production facilities for the offshore oil and gas industry. McDermott International Inc. (NYSE-MDR) owns a majority interest in J. Ray McDermott.

     Brown & Root Energy Services is an operating unit of Brown & Root, Inc., a Halliburton Company. Brown & Root Energy Services provides oil and gas services worldwide including engineering, project management, fabrication, pipelay, subsea, logistics, maintenance and operations activities.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services, and property and casualty insurance services.